Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.ca

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

[redacted]

09045674

March 17, 2009

DELIVERED BY COURIER

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

dlw
3/26

SCHEDULE

Press Releases

1. Notice of the meeting and record date – English, dated February 27, 2009.

2. News release – English, dated March 6, 2009.

82-34909

Date: 27/02/2009

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CALFRAC WELL SERVICES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/03/2009
Record Date for Voting (if applicable) :	23/03/2009
Meeting Date :	12/05/2009
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	129584108	CA1295841086

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CALFRAC WELL SERVICES LTD

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Fourth Quarter Results

CALGARY, March 5 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) is pleased to announce its financial and operating results for the three months and year ended December 31, 2008.

<<

HIGHLIGHTS

	Three Months Ended December 31,			Years Ended December 31,		
	2008	2007	Change	2008	2007	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	172,430	114,450	51	564,363	460,320	23
Operating income(1)	25,658	19,872	29	81,940	100,094	(18)
Net income	7,861	3,653	115	17,864	38,568	(54)
Per share - basic & diluted	0.21	0.10	110	0.47	1.06	(56)
Cash flow from operations(2)	24,838	19,582	27	80,747	87,642	(8)
Per share - basic & diluted	0.66	0.53	25	2.14	2.40	(11)
EBITDA(3)	26,740	18,790	42	83,957	97,789	(14)
Per share - basic & diluted	0.71	0.51	39	2.23	2.68	(17)
Working capital	100,575	92,156	9	100,575	92,156	9
Shareholders' equity	393,476	350,915	12	393,476	350,915	12
Weighted average common shares outstanding (No.)						
Basic	37,826	36,757	3	37,697	36,463	3
Diluted	37,826	36,844	3	37,717	36,538	3
Operating (end of period)						
Fracturing spreads						
Conventional fracturing(4)				24	24	-
Coalbed methane(4)				2	4	(50)
Total(4)				26	28	(7)
Coiled tubing units				18	18	-
Cementing units				18	16	13

---

(1) Operating income is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administrative expenses. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Cash flow is defined as funds provided by operations as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as income before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(4) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

>>

PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three months and year ended December 31, 2008 and discuss our future prospects for 2009. During the fourth quarter, our Company:

<<

- reported strong fracturing and coiled tubing activity levels in the unconventional reservoirs of western Canada, such as the Montney play;

- experienced strong fracturing and cementing activity levels in the Fayetteville shale play in Arkansas; and

- was awarded fracturing and coiled tubing work in three operating areas within Russia with two of that country's largest oil and natural gas companies.

Financial Highlights

For the three months ended December 31, 2008, the Company achieved:

- revenue of $172.4 million, an increase of 51 percent from 2007;

- net income of $7.9 million or $0.21 per share compared to

$3.7 million or $0.10 per share in the same period in 2007;

- cash flow from operations before changes in non-cash working capital of $24.8 million or $0.66 per share versus $19.6 million or $0.53 per share in the same quarter of 2007; and

- exited the quarter in strong financial condition with working capital of $100.6 million.

For the year ended December 31, 2008, Calfrac generated:

- revenue by 23 percent from 2007 to $564.4 million;

- net income of $17.9 million or $0.47 per share; and

- cash flow from operations before changes in non-cash working capital of $80.7 million or $2.14 per share compared to $87.6 million or $2.40 per share in the same period of 2007.

>>

Operational Highlights

Canada

The Company's fracturing and coiled tubing operations located in the deeper basins of northern Alberta and northeastern British Columbia were very active during the fourth quarter of 2008. A highlight of natural gas drilling activity in the Western Canada Sedimentary Basin has been the development of unconventional resource plays such as the Montney and Horn River plays. During the quarter, the Company continued its staged expansion into northeastern British Columbia to serve the emerging unconventional reservoirs in this region. In addition, the conventional and coalbed methane fracturing markets of southern and central Alberta were relatively active during the fourth quarter.

United States

In the United States, the Company's fracturing and cementing operations in the Fayetteville shale play located in Arkansas achieved record levels during the fourth quarter. This region continues to drive the financial performance of this geographic segment. However, the Company's operations in western Colorado experienced a significant decline in activity late in the fourth quarter of 2008 which has continued into 2009 and Calfrac's fracturing operations serving the Denver Julesberg Basin were slightly below expectations due to the impact of lower natural gas prices.

Russia

In the fourth quarter, fracturing and coiled tubing activity levels in Western Siberia were lower than expected due to the impact of reduced activity by a major customer in one of our operating regions. The Company has been awarded work in three operating areas for 2009, and we expect that Calfrac's three fracturing spreads and five coiled tubing units in this geographic market will experience improved utilization as compared to 2008.

Mexico

Calfrac's equipment fleet based in Reynosa, Mexico currently consists of two fracturing spreads which service the Burgos field. Although activity levels did not improve significantly from the previous quarter, we began to perform a greater number of larger and more technically demanding jobs during the fourth quarter. We anticipate building on this positive momentum into 2009.

Argentina

The Company began cementing operations in Argentina during the second quarter pursuant to the terms of an arrangement with a local oil and natural gas company. Calfrac entered this new market with a minimal capital investment and we intend to expand as we develop opportunities in this new market.

Future Prospects

The current business environment is very uncertain amidst a global economic slowdown, low commodity price fundamentals and restricted access to credit and capital markets. As a result, Calfrac will remain focused on maintaining its strong balance sheet by maximizing equipment utilization, building on its strong customer relationships and closely managing the Company's operating and capital costs. Pricing pressures are anticipated to escalate throughout North America as drilling activity levels have declined significantly due to the low commodity price outlook. Industry activity is expected to be strongest in the unconventional reservoirs of western Canada and the United States which tend to generate higher returns for the oil and natural gas producing companies.

In response to these turbulent market conditions, the Company has undertaken a formal process to review its cost structure and streamline operations in each geographic segment and the Corporate headquarters. Calfrac will continue to transfer personnel and equipment into its most active areas, proactively manage repair and maintenance activities, discretionary capital expenditures and operating costs, and closely evaluate the financial strength of its customers in order to manage its credit exposure.

To date in the first quarter of 2009, activity levels have been relatively strong in northwest Alberta and northeast British Columbia as the oil and natural gas industry focuses on drilling in unconventional reservoirs. Drilling activity levels after the end of spring break-up in Canada, however, are highly uncertain and will depend on future commodity prices and the availability of new investment capital in the near term.

In the United States, fracturing and cementing activity levels in the Fayetteville shale play of Arkansas have been strong to date in 2009 and are expected to remain reasonably strong throughout the year. Calfrac recently constructed a third fracturing spread for this market to meet customer requirements. The Company's fracturing operations based in Grand Junction, Colorado, however, experienced a significant decrease in activity during December 2008 that has continued into the first quarter of 2009. Calfrac expects that this trend will continue until commodity prices recover. The Company's cementing operations in Arkansas are also expected to remain active during 2009. In addition, Calfrac has begun providing services in certain other basins as it works to open up new markets without incurring undue operating expenses.

The Company has been awarded work in three operating areas in Russia with two of that country's largest oil and natural gas companies. The Company has commenced work in all three areas based on the written authorizations of these customers and has executed three annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. As a result of such annual contract awards, overall utilization is expected to improve from 2008.

Effective January 1, 2009, the Company's operations in Mexico and Argentina were combined to form a new Latin America operating division under an experienced management team. This change in organizational structure is expected to drive improvements in the future operational and financial performance of this geographic segment. Better equipment utilization and financial performance in Mexico is expected during 2009 as activity levels are planned to increase from the previous year. Having successfully executed the start-up phase of its operations in Argentina, the Company anticipates that the financial results from its cementing operations will improve over the prior year. The Company's strong management team will continue to evaluate future opportunities that could expand the scale of these operations as pressure pumping market opportunities develop in South America.

Overall, the global economic recession is expected to reduce demand for pressure pumping services in the short term. Calfrac is working hard to enhance its positioning within its selected strategic markets and will develop opportunities as they arise. The Company will continue to prudently manage its cost structure, maintain its strong balance sheet and take appropriate actions in order to best execute its business plan through these difficult market conditions. Despite this current business environment, Calfrac believes that the long-term expectation for the pressure pumping industry will remain strong, and that the Company is strategically well positioned to capitalize on future opportunities.

<<

On behalf of the board of directors,

Douglas R. Ramsay
President & Chief Executive Officer

March 4, 2009

FOURTH QUARTER 2008 OVERVIEW

In the fourth quarter of 2008, the Company:

- increased revenue by 51 percent to $172.4 million from $114.5 million in 2007;
- reported net income of $7.9 million or $0.21 per share compared to $3.7 million or $0.10 per share;
- reported operating income of $25.7 million, an increase of 29 percent from 2007;
- generated cash flow from operations of $24.8 million or $0.66 per share;
- incurred capital expenditures of $32.2 million during the fourth quarter of 2008 primarily to bolster the Company's fracturing equipment fleet;
- experienced strong fracturing and cementing activity levels in the Fayetteville shale play in Arkansas;
- was awarded fracturing and coiled tubing work for 2009 with two of Russia's largest oil and natural gas companies; and
- recorded a provision for doubtful accounts receivable totalling $1.0 million which was primarily related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financial Overview - Three Months Ended December 31, 2008 Versus Three Months Ended December 31, 2007

Canada

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	82,788	63,478	30
Expenses			
Operating	67,905	49,239	38
SG&A	3,069	2,622	17
	70,974	51,861	37
Operating income(1)	11,814	11,617	2

Operating income (%)	14.3%	18.3%	(22)
Fracturing revenue per job ($) - Canada	70,102	41,806	68
Number of fracturing jobs - Canada	988	1,287	(23)

(1) Refer to "Non-GAAP Measures" below for further information.
>>

Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2008 increased by 30 percent to $82.8 million from $63.5 million recorded in the comparable three-month period of 2007. Canadian fracturing revenue for the quarter totalled $69.3 million, an increase of 29 percent from the $53.8 million generated in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 988 Canadian fracturing jobs for average revenue of $70,102 per job compared to 1,287 jobs for average revenue of $41,806 per job in the comparable period of 2007. The higher average revenue per job was primarily due to an increase in the number of larger jobs completed in the Montney play located in northwest Alberta and northeast British Columbia, combined with fewer lower-revenue fracturing jobs being completed in the shallow gas and coalbed methane markets of central and southern Alberta.

Revenue from the Company's coiled tubing operations in western Canada increased by $5.6 million from the comparable period in 2007 to $10.2 million in the fourth quarter of 2008. During this period Calfrac completed 904 jobs for average revenue of $11,251 per job compared to 862 jobs for average revenue of $5,305 per job in the comparable quarter of 2007. The increase in the average revenue per job was due primarily to an increase in activity in the deeper basins of western Canada, including the Montney play, which generates fewer but higher-revenue jobs, as well as to a reduction in coiled tubing activity in the shallow gas-producing regions of southern Alberta, which normally generate a high number of lower-revenue jobs.

Calfrac's Canadian cementing operations during the fourth quarter of 2008 realized revenue of $3.4 million, a 34 percent decrease from the $5.1 million recorded in the corresponding quarter of 2007. For the three months ended December 31, 2008, the Company completed 305 jobs for average revenue of $11,005 per job, compared to 820 jobs for average revenue of $6,221 per job in the comparative period of 2007. The increase in average revenue per job was due primarily to a higher proportion of jobs being completed in the deeper basins of western Canada, offset slightly by competitive pricing pressures.

Operating Expenses

Operating expenses in Canada increased by 38 percent to $67.9 million during the fourth quarter of 2008 from $49.2 million in the same period of 2007. The increase in Canadian operating expenses was mainly due to higher levels of activity in the unconventional reservoirs of western Canada and an increase in equipment repair expenses and personnel costs in anticipation of higher activity levels throughout the first quarter of 2009.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for Calfrac's Canadian operations were $3.1 million during the fourth quarter of 2008, an increase of 17 percent from the corresponding period of 2007 primarily due to higher personnel costs.

<<
United States and Latin America

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)

Revenue	77,419	33,120	134
Expenses			
Operating	54,719	22,043	148
SG&A	4,288	1,683	155
	59,007	23,726	149
Operating income(1)	18,412	9,394	96
Operating income (%)	23.8%	28.4%	(16)
Fracturing revenue per job ($) - United States	87,615	74,898	17
Number of fracturing jobs - United States	733	412	78
US$/Cdn$ exchange rate(2)	0.8248	1.0183	(19)

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
>>

Revenue

Revenue from Calfrac's United States operations increased significantly during the fourth quarter of 2008 to $68.8 million from $31.5 million in the comparable quarter of 2007. Calfrac's Mexico revenue was $7.7 million in the fourth quarter of 2008, which included $2.4 million generated through subcontractors, versus $1.7 million in the comparable three-month period in 2007. During the fourth quarter of 2008, the Company's Argentina operations generated revenue of $0.9 million. As the Company commenced cementing operations in Argentina during the second quarter of 2008, there was no revenue recorded in the comparable period of the prior year. The increase in United States revenue was due primarily to higher fracturing activity levels in Arkansas and Colorado resulting from the completion of a higher average number of fracturing stages per well combined with an increase in cementing activity in Arkansas and the appreciation in the value of the United States dollar offset partially by competitive pricing pressures in all operating regions.

In the fourth quarter of 2008, the Company completed 733 fracturing jobs in the United States for average revenue of $87,615 per job compared to 412 jobs for average revenue of $74,898 per job in the comparable quarter of 2007. Revenue per job increased mainly as a result of the appreciation in the value of United States dollar offset partially by competitive pricing pressures in all operating districts, and an increase in the average number of stages completed per well.

Operating Expenses

Operating expenses in the United States and Latin America were $54.7 million for the three months ended December 31, 2008, an increase of 148 percent from the comparative period in 2007. The increase was due mainly to higher fracturing activity levels, expenses related to Mexico and Argentina, increased fuel costs and higher operating costs related to an increase in the scale and activity levels of the Company's cementing operations in Arkansas and the higher value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States and Latin America increased by $2.6 million from the comparable period in 2007 to $4.3 million in the fourth quarter of 2008, primarily due to a larger number of divisional staff used to support Calfrac's larger United States operations, the expansion of operating scale in Mexico and Argentina, as well as the appreciation in the value of the United States dollar.

Russia

<<

Three Months Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	12,223	17,852	(32)
Expenses			
Operating	10,540	14,371	(27)
SG&A	1,156	1,280	(10)
	11,696	15,651	(25)
Operating income(1)	527	2,201	(76)
Operating income (%)	4.3%	12.3%	(65)
Rouble/Cdn$ exchange rate(2)	22.5	25.1	(10)

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
>>

Revenue

During the fourth quarter of 2008, the Company's revenue from Russian operations decreased by 32 percent to $12.2 million from $17.9 million in the corresponding three-month period of 2007. The decrease was primarily due to lower fracturing activity levels as a result of the closure of the Company's Purpe district in January 2008, the completion of smaller fracturing jobs in Khanty-Mansiysk and smaller coiled tubing job sizes in Noyabrsk offset partially by the appreciation of the Russian rouble versus the Canadian dollar and higher coiled tubing activity levels in Khanty-Mansiysk.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2008 were $10.5 million compared to $14.4 million in the corresponding period of 2007. The decrease in operating expenses was primarily due to lower levels of fracturing activity and the closure of the Company's Purpe district in January 2008, offset partially by the depreciation in the Canadian dollar against the Russian rouble.

SG&A Expenses

SG&A expenses in Russia were $1.2 million for the three-month period ended December 31, 2008 versus $1.3 million in the corresponding period of 2007.

Corporate

<<

Three Months Ended December 31,	2008	2007	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	747	185	303
SG&A	4,348	3,155	38
	5,095	3,340	53
Operating loss(1)	(5,095)	(3,340)	(53)

---

(1) Refer to "Non-GAAP Measures" below for further information.
>>

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters who directly support the Company's global field operations. The fourth quarter 2008 increase in operating expenses from the fourth quarter of 2007 is mainly due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, a reduction in chemical expenses has been realized which exceeds the costs associated with the start-up of in-house laboratory services.

SG&A Expenses

For the three months ended December 31, 2008, Corporate SG&A expenses were $4.3 million compared to $3.2 million in the fourth quarter of 2007. The increase was due mainly to a larger corporate organization supporting the Company's increased scale of operations.

Interest and Depreciation Expenses

The Company's net interest expense of $3.5 million for the fourth quarter of 2008 increased by $1.2 million from $2.3 million recorded in the comparable period of 2007. The increase was primarily due to the drawdown on the Company's credit facilities in October 2008 to position it strategically to mitigate liquidity risks given the uncertainty in the global credit markets at such time. In addition, the interest on Calfrac's senior unsecured notes is denominated in United States dollars and the increase in the value of the United States dollar increased reported interest expense.

For the three months ended December 31, 2008, depreciation expense increased by 36 percent to $14.3 million from $10.5 million in the corresponding quarter of 2007, mainly as a result of the Company's larger fleet of equipment operating in North America and Russia and the appreciation in the value of the United States dollar.

Income Tax Expenses

The Company recorded income tax expense of $1.1 million during the fourth quarter of 2008 compared to $2.3 million in the comparable period of 2007. For the three months ended December 31, 2008, Calfrac recorded a current tax recovery of $0.2 million compared to a tax recovery of $2.2 million in the corresponding period in 2007. Calfrac recorded a future income tax expense of $1.3 million for the quarter ended December 31, 2008 compared to $4.6 million for the same period of 2007. The effective income tax rate for the three months ended December 31, 2008 was 12 percent compared to an effective tax rate of 39 percent in the same quarter of 2007. The decrease in total income tax expense and overall rate was primarily a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income increased to $7.9 million or $0.21 per share in the fourth quarter of 2008 from $3.7 million or $0.10 per share in the same period of 2007 primarily due to higher revenue ($58.0 million), foreign exchange gains instead of foreign exchange losses ($2.1 million) and lower income tax expenses ($1.2 million) offset partially by higher operating expenses ($48.1 million), SG&A expenses ($4.1 million), depreciation costs ($3.8 million) and net interest expenses ($1.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2008 increased to $24.8 million or $0.66 per share from $19.6 million or $0.53 per share during the same period in 2007. The increase in cash flow from operations in the 2008 fourth quarter over the 2007 fourth quarter resulted mainly from higher revenue ($58.0 million) and foreign exchange gains instead of losses ($2.1 million) offset partially by an increase in operating expenses ($48.1 million), SG&A expenses ($4.1 million), lower current income tax recoveries ($2.0 million) and higher interest costs ($1.2 million).

<<

Quarterly Financial Summary

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2008					
Revenue	145,627(1)	94,657(1)	151,650(1)	172,430	564,363
Operating income(2)	29,477	(1,008)	27,812	25,658	81,940
Net income (loss)	14,269	(15,469)	11,203	7,861	17,864
Per share - basic	0.38	(0.41)	0.30	0.21	0.47
- diluted	0.38	(0.41)	0.30	0.21	0.47
Cash flow from operations(2)	28,790	(9)	27,128	24,838	80,747
Per share - basic	0.77	-	0.72	0.66	2.14
- diluted	0.77	-	0.72	0.66	2.14
EBITDA(2)	31,047	(813)	26,983	26,740	83,957
Per share - basic	0.83	(0.02)	0.71	0.71	2.23
- diluted	0.83	(0.02)	0.71	0.71	2.23
Capital expenditures	14,820	19,341	18,414	32,233	84,807
Working capital (end of period)	111,989	94,056	104,700	100,575	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476	393,476
Fracturing spreads (end of period) (No.)					
Conventional fracturing	24	25	25	24(3)	
Coalbed methane	4	4	4	2(3)	
Total	28	29	29	26	
Coiled tubing units (end of period) (No.)	18	18	18	18	
Cementing units (end of period) (No.)	17	17	18	18	

Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)	($)
2007					
Revenue	128,507	87,778	129,585	114,450	460,320
Operating income(2)	30,585	15,614	34,024	19,872	100,094
Net income (loss)	18,777	(303)	16,441	3,653	38,568

Per share - basic	0.52	(0.01)	0.45	0.10	1.06
- diluted	0.52	(0.01)	0.45	0.10	1.06
Cash flow from operations(2)	28,827	10,835	28,398	19,582	87,642
Per share - basic	0.79	0.30	0.78	0.53	2.40
- diluted	0.79	0.30	0.78	0.53	2.40
EBITDA(2)	30,324	14,569	34,107	18,790	97,789
Per share - basic	0.84	0.40	0.94	0.51	2.68
- diluted	0.83	0.40	0.93	0.51	2.68
Capital expenditures	48,521	19,972	11,345	12,101	91,939
Working capital (end of period)	105,549	86,971	99,696	92,156	92,156
Shareholders' equity (end of period)	326,184	321,218	336,858	350,915	350,915
Fracturing spreads (end of period) (No.)					
Conventional fracturing	23	23	24	24	
Coalbed methane	4	4	4	4	
Total	27	27	28	28	
Coiled tubing units (end of period) (No.)	14	15	17	18	
Cementing units (end of period) (No.)	15	15	16	16	

(1) Amounts have been reclassified to conform to the presentation adopted in the fourth quarter of 2008.
(2) Refer to "Non-GAAP Measures" section below for further information.
(3) The reported number of available conventional and coalbed methane fracturing spreads was changed during the fourth quarter of 2008 to reflect the reconfiguration of Calfrac's fracturing horsepower requirements in North America.

2008 OVERVIEW

In 2008, the Company:
- increased revenue by 23 percent to $564.4 million from $460.3 million in 2007;
- reported net income of $17.9 million or $0.47 per share;
- reported operating income of $81.9 million, a decrease of 18 percent from 2007;
- generated cash flow from operations of $80.7 million or $2.14 per share;
- incurred capital expenditures of $84.8 million primarily related to increasing the Company's fracturing pumping capacity throughout North America;
- was awarded a major tender for fracturing services within some of western Canada's newest unconventional resource plays;
- enhanced the terms of a long-term fracturing contract with a major U.S. natural gas producer to include the provision of a second fracturing spread in Arkansas;
- secured additional sources of supply for proppant, diesel fuel, nitrogen and carbon dioxide to support the Company's operations in the deeper, unconventional reservoirs of western Canada and the United States;
- increased pumping capacity of its fracturing fleet by 19 percent to approximately 287,000 horsepower;
- completed its first full year of fracturing operations in Mexico;
- began cementing operations in Argentina early in the second quarter of 2008;
- acquired the remaining 70 percent interest in ChemErgy Ltd. that it did not previously own;
- paid dividends of $3.8 million or $0.10 per share; and

- purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

Financial Overview - Year Ended December 31, 2008 Versus Year Ended December 31, 2007

Canada

Years Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	273,398	249,473	10
Expenses			
Operating	222,362	186,498	19
Selling, general and administrative (SG&A)	10,742	10,851	1
	233,104	197,349	18
Operating income(1)	40,294	52,124	(23)
Operating income (%)	14.7%	20.9%	(30)
Fracturing revenue per job ($) - Canada	62,657	48,130	30
Number of fracturing jobs - Canada	3,620	4,481	(19)

(1) Refer to "Non-GAAP Measures" below for further information.
>>

Revenue

During 2008, revenue from the Company's Canadian operations was $273.4 million compared to $249.5 million in 2007. Fracturing revenue in Canada totalled $226.8 million, an increase of 5 percent from the $215.7 million generated in 2007. In 2008, the Company completed 3,620 Canadian fracturing jobs for average revenue of $62,657 per job compared to 4,481 jobs for average revenue of $48,130 per job in 2007. Revenue per job increased during 2008 over 2007 primarily due to a greater number of jobs involving larger scale, technically sophisticated completions and less shallow gas fracturing activity in southern Alberta. This was offset partially by competitive pricing pressures. The growth in Calfrac's revenues was generated despite the general decline in oil and natural gas drilling across western Canada, which mainly affected shallower conventional pools and traditional, less complex completions activities.

Revenue from Canadian coiled tubing operations during 2008 increased by $13.9 million year-over-year to $30.1 million primarily due to a larger equipment fleet operating in the deeper reservoirs of western Canada. In 2008, the Company completed 2,953 jobs for average revenue of $10,182 per job compared to 3,798 jobs for average revenue of $4,258 per job in 2007. The increase in the average revenue per job was due primarily to a higher proportion of activity involving broader scale, technically demanding completions within the Western Canada Sedimentary Basin and a lower number of shallow coiled tubing jobs completed in southern Alberta.

Revenue from Calfrac's cementing operations during 2008 was $16.5 million, a 6 percent decrease from the $17.6 million recorded in 2007. In 2008, the Company completed 1,845 jobs for average revenue of $8,949 per job compared to 1,933 jobs for average revenue of $9,121 per job in 2007. The decrease in the average revenue per job was due primarily to the impact of competitive pricing pressures in western Canada.

Operating Expenses

Operating expenses from Calfrac's operations in Canada during 2008 increased by 19 percent to $222.4 million from $186.5 million in 2007. This increase in operating costs was due mainly to increased activity involving larger scale, technically sophisticated completions and a comprehensive preventative maintenance program in the second and fourth quarters as well as a recruitment program undertaken during the fourth quarter of 2008 in anticipation of higher activity levels throughout the first quarter of 2009.

SG&A Expenses

Calfrac's Canadian SG&A expenses for 2008 were $10.7 million compared to $10.9 million in 2007.

<<

United States and Latin America

Years Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	233,610	146,806	59
Expenses			
Operating	171,799	93,245	84
SG&A	10,840	5,778	88
	182,639	99,023	84
Operating income(1)	50,971	47,783	7
Operating income (%)	21.8%	32.5%	(33)
Fracturing revenue per job ($) - United States	67,669	85,940	(21)
Number of fracturing jobs - United States	2,872	1,679	71
US$/Cdn$ exchange rate(2)	0.9381	0.9304	1

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.

>>

Revenue

For the year ended December 31, 2008, revenue from Calfrac's United States operations was $206.0 million, an increase of 42 percent or $60.9 million from 2007. Calfrac's operations in Mexico and Argentina generated revenue of $25.7 million and $2.0 million, respectively, during 2008. In the prior year, revenue of $1.7 million from Calfrac's Mexican operations was recorded as these operations began during the fourth quarter of 2007. As the Argentina cementing operations commenced during the second quarter of 2008, no revenue was recorded in the previous year. The increase in United States revenue was due primarily to higher activity levels in Arkansas and the Piceance Basin of the Rocky Mountain region as a result of the completion of a higher average number of fracturing stages per well, a full 12 months of activity in Arkansas during 2008 versus only 10 months in the comparable period of 2007 and the larger scale of cementing operations in Arkansas during 2008. This was offset by competitive pricing pressures throughout all operating regions and lower activity levels in the Denver Julesberg Basin. In 2008, the Company completed 2,872 fracturing jobs in the United States for average revenue of $67,669 per job, compared to 1,679 jobs for average revenue of $85,940 per job in 2007. Revenue per job decreased mainly as a result of competitive pricing pressures in all operating districts.

Operating Expenses

In the United States and Latin America, operating expenses during 2008 increased by 84 percent to $171.8 million from $93.2 million in 2007 mainly due to higher fracturing and cementing activity levels and larger scale of operations in the United States, expenses related to Calfrac's Mexico and Argentina operations and increased fuel expenses.

SG&A Expenses

SG&A expenses in the United States and Latin America for 2008 were $10.8 million compared to $5.8 million in 2007, primarily due to a larger divisional organization to support the U.S operations, higher compensation expenses and the commencement of operations in Mexico and Argentina.

<<
Russia

Years Ended December 31,	2008	2007	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	57,355	64,041	(10)
Expenses			
Operating	44,577	48,056	(7)
SG&A	3,936	3,915	1
	48,513	51,971	(7)
Operating income(1)	8,842	12,070	(27)
Operating income (%)	15.4%	18.8%	(18)
Rouble/Cdn$ exchange rate(2)	23.3	23.8	(2)

(1) Refer to "Non-GAAP Measures" below for further information.
(2) Source: Bank of Canada.
>>

Revenue

In 2008, the Company's revenue from Russian operations decreased by 10 percent to $57.4 million from $64.0 million in 2007. This decrease was due primarily to lower fracturing activity resulting from the closure of the Purpe district in early 2008 offset partially by higher coiled tubing activity levels.

Operating Expenses

Operating expenses in Russia during 2008 were $44.6 million versus $48.1 million in 2007. The decrease in Russian operating expenses was primarily due to the impact of lower fracturing activity offset partially by increased product costs resulting from higher than anticipated proppant sales to the Company's customer.

<<
SG&A Expenses

SG&A expenses in Russia for the year ended December 31, 2008 were consistent with the prior year at $3.9 million.

Corporate

Years Ended December 31,	2008	2007	Change

(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	2,520	741	240
SG&A	15,647	11,142	40
	18,167	11,883	53
Operating loss(1)	(18,167)	(11,883)	(53)

(1) Refer to "Non-GAAP Measures" below for further information.
>>

Operating Expenses

Operating expenses primarily relate to personnel located in the Corporate headquarters who directly support the Company's global field operations. For 2008, operating expenses for the Corporate segment increased by $1.8 million from 2007 to $2.5 million, primarily due to the start-up of in-house laboratory services resulting from the acquisition of ChemErgy Ltd. in January 2008. As a result of this acquisition, the Company realized benefits of lower chemical costs which have exceeded the additional costs associated with the start-up of in-house laboratory services.

SG&A Expenses

Corporate SG&A expenses for 2008 were $15.6 million, an increase of 40 percent or $4.5 million from 2007, primarily due to a larger corporate staff supporting the Company's broader geographic operating scale, and to stock-based compensation expenses which increased by $1.0 million. Corporate SG&A expenses as a percentage of revenue in 2008 were 3 percent, unchanged from 2007.

Interest and Depreciation Expenses

For 2008, the Company recorded net interest expense of $11.6 million compared to $9.5 million in 2007. The higher interest expense in 2008 was primarily related to the long-term debt being outstanding for the entire year in 2008 compared to ten-and-a-half months in 2007 combined with lower interest income earned on the Company's surplus cash balance due to a decline in excess cash and lower interest rates.

During 2008, depreciation expense increased by 38 percent to $51.1 million from $37.1 million in 2007, mainly due to a larger equipment fleet operating in North America and Russia.

Income Tax Expenses

For 2008, the Company recorded an income tax expense of $3.5 million versus $12.7 million for 2007. A current income tax recovery of $4.1 million was recorded for 2008 compared to an expense of $3.9 million for 2007. Calfrac recorded a future income tax expense of $7.6 million for 2008 compared to $8.8 million for 2007. The Company's effective income tax rate for 2008 was 17 percent compared to 25 percent for 2007. The decrease in total income tax expense was primarily due to the Company's lower pre-tax net income. The overall effective tax rate decreased as a result of a greater proportion of the Company's earnings being generated from Canada, where Calfrac's operations are subject to income taxes at a rate significantly lower than the statutory rate due to tax attributes resulting from the amalgamation with Denison Energy Inc. in 2004.

Net Income

Net income for 2008 was $17.9 million or $0.47 per share versus $38.6

million or $1.06 per share in 2007. The lower level of net income in 2008 was primarily due to an increase in operating expenses ($112.7 million), depreciation costs ($14.0 million), SG&A expenses ($9.5 million) and net interest expenses ($2.1 million), offset partially by higher revenue ($104.0 million), lower income tax expenses ($9.1 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

Cash Flow

Cash flow from operations before changes in non-cash working capital for 2008 was $80.7 million or $2.14 per share compared to $87.6 million or $2.40 per share in 2007. The year-over-year change was primarily a result of higher operating expenses ($112.7 million) and SG&A expenses ($9.5 million) offset partially by an increase in revenue ($104.0 million), lower cash taxes ($7.9 million) and foreign exchange gains instead of foreign exchange losses ($4.2 million).

<<
Liquidity and Capital Resources

Years Ended December 31,	2008	2007
(000s) (unaudited)	($)	($)
Cash provided by (used in):		
Operating activities	50,111	79,483
Financing activities	19,172	89,918
Investing activities	(81,837)	(123,610)
Effect of exchange rate changes on cash and cash equivalents	9,942	(12,267)
(Decrease) increase in cash and cash equivalents	(2,612)	33,524

>>

Operating Activities

The Company's cash flow from operations, excluding changes in non-cash working capital, was $80.7 million during 2008 compared to $87.6 million in 2007. The decrease was primarily due to higher revenues being more than offset by higher operating and SG&A expenses as discussed above under "Cash Flow". Net cash provided by operating activities was also impacted by the net change in non-cash working capital. As at December 31, 2008, Calfrac had working capital of $100.6 million, an increase of $8.4 million from December 31, 2007. The increase in working capital was primarily due to an increase in accounts receivable and inventory partially offset by higher accounts payable, all of which were mainly due to a broader scale of operations than at the end of December 2007. The Company reviewed its year-end accounts receivable balance in detail and determined that a provision for doubtful accounts receivable totalling $1.0 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities in 2008 decreased to $19.2 million from $89.9 million in 2007. In February 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum.

The Company has additional available credit facilities of $90.0 million

with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate plus 0.75 percent, United States base rate plus 0.75 percent, LIBOR plus 2.25 percent or bankers' acceptances plus 2.25 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 1.0 percent, United States base rate plus 1.0 percent, LIBOR plus 2.5 percent or bankers' acceptances plus 2.5 percent. The annual renewal of these credit facilities occurred in December 2008. The Company had not drawn any amounts on either facility through the third quarter of 2008. In response to the turmoil in the financial markets in the fourth quarter of 2008, in order to ensure its short-term liquidity should operating conditions suddenly worsen, the Company drew $25.0 million on its operating line of credit and $65.0 million on its revolving term loan during October 2008. In December 2008, Calfrac repaid $10.0 million on its operating line of credit and $65.0 million on its revolving term loan. As at December 31, 2008, the Company owed $15.0 million on its operating line of credit and was undrawn on its revolving term facility, providing $75 million in immediately available credit should this be required.

At December 31, 2008, the Company had cash and cash equivalents of $36.5 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund and is not exposed to any liquidity issues.

The common shares of the Company trade on the Toronto Stock Exchange (the "TSX") and, at this date, Calfrac has 37,741,561 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the board of directors which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.8 million in 2008 and $3.7 million in 2007.

Investing Activities

For 2008, Calfrac's net cash used for investing activities was $81.8 million, down from $123.6 million for 2007. Capital expenditures were $84.8 million in 2008, a decrease of $7.1 million from the prior year. Capital expenditures in 2008 were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

In November 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2008 was a gain of $9.9 million compared to a loss of $12.2 million during 2007. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, credit facilities and anticipated cash flow from operations, the Company expects to have adequate

resources to fund its financial obligations and planned capital expenditures for 2009 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at March 4, 2009, there were 37,741,561 common shares issued and outstanding, and 2,826,579 options to purchase common shares.

Normal Course Issuer Bid

The Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the TSX on October 20, 2008. Under the rules of the TSX, in the period commencing on October 23, 2008 and ending on October 22, 2009 the Company may acquire up to 1,892,217 of its outstanding common shares, being approximately 5 percent of the common shares outstanding as at October 14, 2008. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price at the time of purchase and will be purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX. The funding for any purchase of common shares pursuant to the Normal Course Issuer Bid will be financed out of working capital. A copy of the Notice may be obtained by any shareholder, without charge, by contacting the Corporate Secretary of the Company at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, telephone 403-266-6000. During the fourth quarter of 2008, the Company purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million.

<<

Contractual Obligations and Contingencies

	Payment Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s) (unaudited)	($)	($)	($)	($)	($)
Operating leases	25,611	8,423	9,137	5,216	2,835
Purchase obligations	53,232	32,022	16,062	5,148	-
Total contractual obligations	78,843	40,445	25,199	10,364	2,835

>>

As outlined above, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 12 to the interim consolidated financial statements, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful

examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential exposure to these legal proceedings at this time.

<<
ADVISORIES

Forward-Looking Statements
>>

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects, including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which risk factors are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted). These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

ADDITIONAL INFORMATION

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

FOURTH QUARTER CONFERENCE CALL

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2008 fourth quarter results at 10:00 a.m. (Mountain Standard Time) on Friday, March 6, 2009. The conference call dial-in number is 1-800-732-0232 or 416-644-3419. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 (once connected, enter 21294859 followed by the number sign). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

<<

CONSOLIDATED BALANCE SHEETS

As at December 31,	2008	2007
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	36,492	39,104
Accounts receivable	120,048	86,980
Income taxes recoverable	6,681	786
Inventory	41,123	25,013
Prepaid expenses and deposits	5,813	5,611
	210,157	157,494
Capital assets	459,874	388,987
Long-term investment	-	928
Goodwill	10,523	6,003
Future income taxes	11,218	5,498
	691,772	558,910
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	94,582	65,338
Bank loan (note 4)	15,000	-
	109,582	65,338
Long-term debt (note 5)	159,899	129,535
Other long-term liabilities	1,368	1,882
Future income taxes	24,815	7,135

Deferred credit	2,588	4,105
Non-controlling interest	44	-
	298,296	207,995
Shareholders' equity		
Capital stock (note 6)	168,813	155,254
Shares held in trust (note 7)	-	(2,199)
Contributed surplus (note 8)	7,297	6,025
Retained earnings	211,652	198,039
Accumulated other comprehensive income (loss)	5,714	(6,204)
	393,476	350,915
	691,772	558,910

Contingencies (note 12)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Years Ended December 31, 2008	Years Ended December 31, 2007
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	172,430	114,450	564,363	460,320
Expenses				
Operating	133,910	85,838	441,259	328,541
Selling, general and administrative	12,862	8,740	41,164	31,685
Depreciation	14,279	10,526	51,147	37,107
Interest, net	3,499	2,295	11,572	9,450
Equity share of income from long-term investments	-	68	(122)	(532)
Foreign exchange losses (gains)	(1,099)	1,014	(1,904)	2,299
Loss on disposal of capital assets	17	-	9	538
	163,468	108,481	543,125	409,088
Income before income taxes and non-controlling interest	8,962	5,969	21,238	51,232
Income taxes				
Current	(210)	(2,241)	(4,058)	3,865
Future	1,330	4,557	7,573	8,799
	1,120	2,316	3,515	12,664
Income before non-controlling interest	7,842	3,653	17,723	38,568
Non-controlling Interest	(19)	-	(141)	-
Net income for the period	7,861	3,653	17,864	38,568

Retained earnings, beginning of period	206,150	196,241	198,039	163,145
Dividends	(1,887)	(1,855)	(3,779)	(3,674)
Premium on purchase of shares (note 7)	(472)	-	(472)	-
Retained earnings, end of period	211,652	198,039	211,652	198,039
Earnings per share (note 6)				
Basic	0.21	0.10	0.47	1.06
Diluted	0.21	0.10	0.47	1.06

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Years Ended December 31, 2008	Years Ended December 31, 2007
(000s) (unaudited)	($)	($)	($)	($)
Net income for the period	7,861	3,653	17,864	38,568
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	8,355	(148)	11,918	(6,204)
Comprehensive income	16,216	3,505	29,782	32,364
Accumulated other comprehensive income (loss), beginning of period	(2,641)	(6,056)	(6,204)	-
Other comprehensive income (loss) for the period	8,355	(148)	11,918	(6,204)
Accumulated other comprehensive income (loss), end of period	5,714	(6,204)	5,714	(6,204)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Years Ended December 31, 2008	Years Ended December 31, 2007
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	7,861	3,653	17,864	38,568
Items not involving cash				

Depreciation	14,279	10,526	51,147	37,107
Amortization of debt issue costs	185	140	649	570
Stock-based compensation	1,185	638	3,768	2,592
Equity share of income from long-term investments	-	68	(122)	(532)
Loss on disposal of capital assets	17	-	9	538
Future income taxes	1,330	4,557	7,573	8,799
Non-controlling interest	(19)	-	(141)	-
Funds provided by operations	24,838	19,582	80,747	87,642
Net change in non-cash operating assets and liabilities	(1,853)	16,389	(30,636)	(8,159)
	22,985	35,971	50,111	79,483
Financing activities				
Bank loan proceeds (note 4)	15,000	-	15,000	-
Issue of long-term debt (note 5)	65,000	159	65,000	199,949
Long-term debt repayments	(65,000)	-	(65,000)	(107,546)
Dividends	(1,887)	(1,855)	(3,779)	(3,674)
Purchase of common shares (note 7)	(932)	(169)	(932)	(2,207)
Net proceeds on issue of common shares	-	880	8,883	3,396
	12,181	(985)	19,172	89,918
Investing activities				
Purchase of capital assets	(32,233)	(12,101)	(84,807)	(91,939)
Proceeds on disposal of capital assets	33	-	318	416
Acquisition of subsidiaries (note 10)	-	(13,854)	(6,117)	(13,854)
Long-term investments and other	-	-	326	-
Net change in non-cash working capital from purchase of capital assets	4,263	(3,084)	8,443	(18,233)
	(27,937)	(29,039)	(81,837)	(123,610)
Effect of exchange rate changes on cash and cash equivalents	6,522	(131)	9,942	(12,267)
Increase (decrease) in cash position	13,751	5,816	(2,612)	33,524
Cash and cash equivalents, beginning of period	22,741	33,288	39,104	5,580
Cash and cash equivalents, end of period	36,492	39,104	36,492	39,104

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2008 and 2007
(000s except certain figures as indicated) (unaudited)

1. Basis of Presentation

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The Canadian business of the Company is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption on January 1, 2008 of the following Canadian Institute of Chartered Accountants (CICA) Handbook sections:

(a) Inventories

Section 3031 Inventories replaces the previous standard on inventories and provides more extensive guidance on measurement and expands disclosure requirements. The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

(b) Financial Instruments

Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments, but do not change the existing presentation requirements.

(c) Capital Disclosures

Section 1535 Capital Disclosures requires the Company to disclose its objectives, policies and processes for managing its capital structure (see note 11).

4. Bank Loan

The Company has an operating loan facility of $25,000 payable on demand and bearing interest at the bank's prime rate plus 0.75 percent, of which $15,000 was drawn at December 31, 2008 (December 31, 2007 - nil). The facility is secured by a general security agreement over all Canadian and U.S. assets of the Company.

5. Long-Term Debt

As at December 31,	2008	2007

(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	164,430	133,825
Less unamortized debt issue costs	4,531	4,290
	159,899	129,535

The fair value of long-term debt based on the closing price at December 31, 2008 was $77,282 (December 31, 2007 - $128,138). Interest expense for the year ended December 31, 2008 includes amortization of debt issue costs in the amount of $649 (year ended December 31, 2007 - $570).

The Company also has an extendible revolving term loan facility in the amount of $65,000 which is undrawn as at December 31, 2008. This facility was drawn in full during the fourth quarter of 2008 in response to uncertainty in the credit markets, but was repaid in full prior to year-end. The facility was renewed during December, 2008.

6. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.
The continuity of issued common shares and related values is as follows:

	Shares	Amount
	(No.)	($000s)
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 10)	597,526	11,058
Issued upon exercise of stock options	215,938	4,355
December 31, 2007	37,201,872	155,254
Issued on acquisition of subsidiaries (note 10)	150,160	2,640
Issued upon exercise of stock options	492,311	11,379
Purchased under Normal Course Issuer Bid (note 7)	(102,782)	(460)
December 31, 2008	37,741,561	168,813

The weighted average number of common shares outstanding for the year ended December 31, 2008 was 37,696,924 basic and 37,716,914 diluted (year ended December 31, 2007 - 36,463,220 basic and 36,537,763 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 7).

7. Shares Held in Trust and Normal Course Issuer Bid

The Company has established a trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2008, no shares were held by the trust

(December 31, 2007 - 91,414 shares purchased on the open market at a cost of $2,199). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

The Company has received regulatory approval under Canadian securities laws to purchase its own common shares in accordance with a Normal Course Issuer Bid. During the year ended December 31, 2008, the Company purchased 102,782 of its common shares at a cost of $932 (year ended December 31, 2007 - nil). Of the amount paid, $460 was charged to capital stock and $472 was charged to retained earnings. The common shares purchased were cancelled prior to year-end.

8. Contributed Surplus

The continuity of contributed surplus is as follows:

	2008	2007
(000s)	($)	($)
Balance, January 1	6,025	4,393
Stock options expensed	3,768	2,591
Stock options exercised	(2,496)	(959)
Balance, December 31	7,297	6,025

9. Stock-Options

Continuity of Stock Options	2008		2007	
	Options	Average exercise price	Options	Average Exercise price
	(No.)	($)	(No.)	($)
Outstanding, January 1	1,224,223	22.90	1,505,796	22.15
Granted during the year	1,429,400	19.66	30,000	20.20
Exercised for common shares	(492,311)	18.04	(215,938)	15.73
Forfeited	(87,468)	23.79	(95,635)	26.46
Expired	(30,500)	27.80	-	-
Balance, December 31	2,043,344	21.69	1,224,223	22.90

Stock options vest equally over three or four years and expire three and one-half or five years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.3-4.1 percent, average expected life of 3.28 years, expected volatility of 34-43 percent and expected dividends of

$0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

10. Acquisitions

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	Amount
(000s)	($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	6,638

(c) 1361745 Alberta Ltd.

On November 21, 2007, the Company acquired all the shares of 1361745 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

11. Capital Structure

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while

remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as funds provided by operations as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP, and may not be comparable to similar measures used by other companies.

At December 31, 2008, the long-term debt to cash flow ratio was 1.98:1 (December 31, 2007 - 1.48:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2008	2007
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs)	159,899	129,535
Cash flow	80,747	87,642
Long-term debt to cash flow ratio	1.98	1.48

The Company is subject to certain financial covenants in respect of its operating and revolving credit facilities. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

12. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is a majority owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $11,607 (6,846 Euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal of the Supreme Court of Greece's decision, and reinstated the award of

the Athens Court of First Instance, which decision has been further appealed and is scheduled to be heard by the Supreme Court of Greece on November 3, 2009. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $58 (34 Euros), plus interest. NAPC has appealed this decision, and a hearing date of June 2, 2009 has been set. Another one of the lawsuits was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action, which is seeking damages of approximately $1,178 (695 Euros) plus interest, is scheduled to be heard before the Athens Court of First Instance on October 1, 2009.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time, and consequently, no provision has been recorded in these financial statements.

13. Segmented Information

The Company's activities are conducted in three geographic markets: Canada, Russia and the United States/Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States/ Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)
Three Months Ended December 31, 2008					
Revenue	82,788	12,223	77,419	-	172,430
Operating income (loss) (1)	11,814	527	18,412	(5,095)	25,658
Segmented assets	299,487	110,207	282,078	-	691,772
Capital expenditures	19,342	4,596	8,295	-	32,233
Goodwill	7,236	979	2,308	-	10,523
Three Months Ended December 31, 2007					
Revenue	63,478	17,852	33,120	-	114,450
Operating income (loss) (1)	11,617	2,201	9,394	(3,340)	19,872
Segmented assets	264,887	105,806	188,217	-	558,910
Capital expenditures	483	3,257	8,361	-	12,101
Goodwill	6,003	-	-	-	6,003

Year Ended December 31, 2008					
Revenue	273,398	57,355	233,610	-	564,363
Operating income (loss)(1)	40,294	8,842	50,971	(18,167)	81,940
Segmented assets	299,487	110,207	282,078	-	691,772
Capital expenditures	36,585	6,343	41,879	-	84,807
Goodwill	7,236	979	2,308	-	10,523
Year Ended December 31, 2007					
Revenue	249,473	64,041	146,806	-	460,320
Operating income (loss)(1)	52,124	12,070	47,783	(11,883)	100,094
Segmented assets	264,887	105,806	188,217	-	558,910
Capital expenditures	23,810	32,022	36,107	-	91,939
Goodwill	6,003	-	-	-	6,003

(1) Operating income (loss) is defined as revenue less operating expenses, which excludes depreciation, and selling, general and administration expenses.

The following table sets forth consolidated revenue by service line:

	Three Months Ended December 31,		Years Ended December 31,	
	2008	2007	2008	2007
(000s)	($)	($)	($)	($)
Fracturing	147,502	98,417	477,861	403,844
Coiled tubing	16,062	10,329	56,386	37,992
Cementing	8,866	5,704	30,116	18,484
	172,430	114,450	564,363	460,320

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 23:12e 05-MAR-09